Exhibit 10.2

BOXLIGHT CORPORATION

2021 EQUITY INCENTIVE PLAN

AWARD GRANT (CASH)

TO:	Dale Strang

FROM:	Boxlight Corporation

RE:	Cash Long-Term Incentive Award

I am pleased to report that you have been granted by Boxlight Corporation (the “Company”) a Target LTIP Award pursuant to the Boxlight Corporation 2021 Equity Incentive Plan (the “Plan Document”) for the three-year performance period 2024 through 2027, comprised of the following:

Target Cash LTIP Award: $400,000

Your award is subject to the terms and conditions of the Plan Document, as amended. If this award agreement (the “Agreement”) varies from the terms of the Plan Document, the Plan Document will control.

PERFORMANCE GOALS

The amount of Cash LTIP award you earn will depend on the performance of the Company relative to the performance goal for the three-year performance cycle from July 1, 2024 through June 30, 2027 (the “Performance Cycle”). The performance goals with respect to the Cash LTIP award are attached as Appendix A hereto.

The determination of whether (and to what extent) the performance goals have been met will be made by the Compensation Committee no later than promptly following the end of the 12-month period within a Performance Cycle (each such period, a “Performance Period”) or, if sooner, the occurrence of a Change in Control.

OTHER IMPORTANT INFORMATION

•	If the Company’s performance relative to the Performance Goal during a Performance Period is below the Performance Target, the amount you earn with respect to 1/3 of the Target Cash LTIP Award will be reduced pro rata based on actual performance. At no time during the Performance Cycle shall the payout be less than 1/3 of that portion of the Target Cash LTIP Award.

•	If the Company’s performance relative to the Performance Goal during a Performance Period equals the Performance Target, the amount you earn with respect to 1/3 of the Target Cash LTIP Award will equal 100% of that portion of the Target Cash LTIP Award.

•	If the Company’s performance relative to the Performance Goal during a Performance Period exceeds the Performance Target, the amount you earn with respect to 1/3 of the Target Cash LTIP Award will increase proportionately based on attainment against the Performance Goal. At no time during the Performance Cycle shall the payout exceed 3x the Target Cash LTIP Award, with the exception of a Change in Control as discussed below.

•	In order to receive any amount with respect to the Cash LTIP Award, you must remain employed with the Company through the respective vesting period, except in the case of death, disability or termination without Cause, as discussed below. If your employment terminates prior to completion of a Performance Period for any reason other than death, disability or termination without Cause, you will forfeit all of the Cash LTIP award not vested as of the termination date. If your employment terminates due to death, disability or termination without Cause, you will be entitled to payment of any amount earned with respect to the Performance Period in which the termination occurs, provided you, (or your representative in the event of death), execute a release of claims on a form provided by the Company that becomes effective no later than thirty days after the termination. Further portions of the Cash LTIP Award will be forfeited.

•	For purposes of this Agreement, “Cause” shall mean (i) your conviction of or plea of nolo contender to a felony or other crime involving moral turpitude (other than one involving a motor vehicle); (ii) your fraud, theft or embezzlement committed with respect to the Company; (iii) your willful and continued failure to perform your material duties to the Company or (iv) your willful and material violation of the Company’s policies regarding employee conduct, business ethics or employee health and safety; provided, however, that the Company may terminate your employment hereunder for “Cause” within the meaning of clause (iii) or (iv) only after the Company has provided written notice to you of the failure, and, if such failure is capable of being remedied, you shall not have remedied such failure within 30 days following the effectiveness of such notice; and provided, further, that “Cause” (including, without limitation, any “Cause” under clause (iii) above) shall not include any act or omission reasonably believed by you in good faith to have been in and not opposed to the best interests of the Company (without intent to gain, directly or indirectly, a profit to which you were not legally entitled) and reasonably believed by you not to have been improper or unlawful. In the event of any dispute between you and the Company regarding whether “Cause” exists, any determination by the Board shall be subject to de novo review by any forum deciding the disputed issue, provided that such de novo review shall not otherwise change or shift the burden of proof in connection with any dispute resolution proceeding.

•	If you die during the Performance Cycle, any beneficiary you have designated by will (or, if you do not so designate a beneficiary or your designated beneficiary fails to survive you, your estate) will receive a payout based upon achievement of the Performance Target through the most recent vesting date.

•	The amount of the Cash LTIP award earned at the end of a Performance Period, if any, will also be reduced to satisfy applicable withholding taxes and will be paid as soon as administratively practicable but within 30 days following the end of the vesting period.

•	The Compensation Committee retains the right in its sole discretion to reduce any award which would otherwise be payable, unless there has been a Change in Control.

•	Upon a Change in Control, the per share consideration offered for the Company’s Class A common stock shall be used to measure performance, all remaining unvested and unforfeited portions of the Performance Cycle shall vest with respect to any Participant then in employment, a final payment shall be made within 30 days of the Change in Control for any vested and unpaid Cash LTIP Awards, and the portion of Cash LTIP Awards whose value is based on the Change in Control value will not be subject to a maximum payout. For purposes of this Agreement, “Change in Control” shall mean a “Change in Control” as defined in the Equity Incentive Plan, that is also a “change in control event” for purposes of Section 409A of the Code (as defined below).

•	Any income you derive from a payout of the Cash LTIP award will not be considered eligible earnings for Company or subsidiary pension plans, savings plans, profit sharing plans or other benefit plans.

•	Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment, award, benefit or distribution (including any acceleration) by the Company or any entity which effectuates a transaction described in Section 280G(b)(2)(A)(i) of the Internal Revenue Code (the “Code”) to or for your benefit (whether pursuant to the terms of this Agreement or otherwise, but determined before application of any reductions required pursuant to this paragraph (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or you incur any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereafter collectively referred to as the “Excise Tax”), the Company will automatically reduce such Payments to the extent, but only to the extent, necessary so that no portion of the remaining Payments will be subject to Excise Tax, unless the amount of such Payments that you would retain after payment of the Excise Tax and all applicable Federal, state and local income taxes without such reduction would exceed the amount of the Payment that you would retain after payment of all applicable Federal, state or local taxes after applying such reduction.

•	By signing this Agreement, you agree to keep strictly confidential any non-public information provided to you by the Company or any affiliate (“Confidential Information”), including, any financial information relating to the Company or any affiliate contained therein or subsequently provided to you. You may disclose Confidential Information (i) if required by applicable law; (ii) to members of your immediate family, or (iii) where necessary, to your tax or legal advisors so long as you inform your advisors of this confidentiality provision, and they expressly agree to be bound by it.

FOR MORE INFORMATION

If you have any questions about the Cash LTIP Award, the Plan Document or need additional information, contact Greg Wiggins at (678) 367-0809.

APPENDIX A

Performance Goal

For the 2024-2027 Performance Cycle, the Compensation Committee selected share price appreciation of the Company’s Class A common stock, currently listed on NASDAQ (ticker: BOXL) as the performance goal.

Share price appreciation is measured as the:

(A)	Average closing share price of the Company’s class A common stock for the 30 calendar days immediately preceding the vesting date, less

(B)	Average closing share price calculated for the 30 calendar days immediately preceding the most recently completed 12-month period in the Performance Cycle, or the effective date of this Agreement if the first vesting period.

Share prices will be rounded to the nearest whole cent for calculation purposes.

The Performance Goal will be deemed met and 100% payout achieved if the share price of the Company’s class A common stock is equal to the Performance Target as defined below. For avoidance of doubt, if the Performance Target is $1.00 and the average closing stock price, as defined above, for the respective vesting period is $1.00, the Participant will receive a payout equal to 100% of the Performance Target for that vesting period.

Performance Cycle

The Performance Cycle is effective for the period from July 1, 2024 through June 30, 2027.

Award Vesting

Awards will vest pro rata on the last day of each fiscal quarter beginning with the quarter ended September 30, 2024.

Award Payment

Cash payment of LTIP Awards will be made not later than 30 days following completion of each 12-month period in the Performance Cycle. Cash payments will be made based on the LTIP Awards vested at the conclusion of the then ended 12-month period. Cash payments are subject to the Company’s compliance with all covenants contained in the Company’s credit facilities in effect at the conclusion of each Performance Cycle.

Performance Target

The Performance Target is equal to the average closing share price of the Company’s Class A common stock for the 30 calendar days immediately preceding the date of this Agreement.

[SIGNATURE PAGE]

We are excited to give you this opportunity to share in our future success. Please indicate your acceptance of this Cash LTIP Award and that you have read and understand the terms of the Plan Document and this Award Agreement by signing and returning a copy of this Award Agreement. By executing this Award Agreement, you acknowledge that you will become a party to this Award Agreement on the date hereof.

BOXLIGHT CORPORATION

/s/ Dale Strang
Dale Strang
Chief Executive Officer

/s/ Greg Wiggins
Greg Wiggins
Chief Financial Officer